SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29331; File No. 812-13218]

Lazard Global Total Return and Income Fund, Inc., <u>et al.</u>; Notice of Application

June 24, 2010

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain registered closed-

end investment companies to make periodic distributions of long-term capital gains with

respect to their outstanding common stock as frequently as monthly in any one taxable

year, and as frequently as distributions are specified by or in accordance with the terms of

any outstanding preferred stock that such investment companies may issue.

<u>Applicants</u>: Lazard Global Total Return and Income Fund, Inc. ("LGI"), Lazard World

Dividend & Income Fund, Inc. ("LOR") (each, a "Fund") and Lazard Asset Management

LLC (the "Investment Adviser").

<u>Filing Dates</u>: The application was filed on July 25, 2005 and amended on July 15, 2009,

September 3, 2009, May 5, 2010 and June 8, 2010.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by

5:30 p.m. on July 20, 2010, and should be accompanied by proof of service on applicants,

in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, 30 Rockefeller Plaza, New York, New York

10112-6300, Contact: Brian D. Simon, Esq.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868,

or Julia K. Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's Web site by searching for

the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1. Each of LGI and LOR is a closed-end management investment company

registered under the Act.[1] LGI's investment objective is total return, consisting of capital

appreciation and income. LOR's investment objective is total return through a

combination of dividends, income and capital appreciation. The common shares issued

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[1] All existing registered closed-end investment companies that currently intend to rely on the requested
order are named as applicants. Applicants request that the order also apply to each registered closed-end
investment company that in the future is advised by the Investment Adviser (including any successor in
interest) or by an entity controlling, controlled by, or under common control (within the meaning of section
2(a)(9) of the Act) with the Investment Adviser. Any closed-end investment company that relies on the
requested order in the future will comply with the terms and conditions of the order and will satisfy each of
the representations in the application except that such representations will be made in respect of actions by
the board of trustees or directors of such future fund and will be made at a future time. LGI, LOR and as
the context requires, such future funds, are collectively referred to as the "Funds" and separately as a
"Fund". A successor in interest is limited to an entity that results from a reorganization into another
jurisdiction or a change in the type of business organization.

by LGI and LOR are listed on the NYSE. As of the date of the application, LGI and LOR did not intend to issue any shares of preferred stock. Applicants believe that the shareholders of LGI and LOR are generally conservative, dividend-sensitive investors who desire current income periodically.

2. The Investment Adviser, a subsidiary of Lazard Frères & Co., is registered as an investment adviser under the Investment Advisers Act of 1940. The Investment Adviser serves as investment adviser to LGI and LOR.

3. Applicants state that on June 2, 2009 and August 20, 2009, respectively, the boards of directors of LGI and LOR (each, a "Board"), including a majority of the members of each Board who are not "interested persons" as defined in section 2(a)(19) of the Act (the "Independent Directors"), reviewed information regarding the purpose and terms of a proposed distribution policy, the relationship between LGI's or LOR's distribution rate on its common shares under the policy and its total return (in relation to net asset value per share), whether the rate of distribution would exceed LGI's or LOR's expected total return in relation to its net asset value per share and any reasonably foreseeable material effects of such policy on LGI's or LOR's long-term total return (in relation to market price and net asset value per share). Applicants state that the Independent Directors of LGI and LOR also considered what conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and LGI and LOR might have with respect to the adoption or implementation of such policy. Applicants further state that after considering such information, the Board, including the Independent Directors, approved a distribution policy with respect to each of LGI's and

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LOR's common shares (each a "Plan") and determined that such Plan is in the best interests of each respective Fund's common shareholders.

4.   Applicants state that the purpose of LGI's and LOR's Plans is to make fixed periodic distributions to provide steady cash flow to LGI's and LOR's shareholders. Under each Plan, each of LGI and LOR would distribute to its respective common shareholders a periodic, level distribution as frequently as monthly, based on a fixed amount per share, a fixed percentage of market price or a fixed percentage of the Fund's net asset value per common share, any of which may be adjusted from time to time. Applicants state that the minimum annual distribution rate with respect to LGI's and LOR's common stock would be independent of performance during any particular period but would be expected to correlate with such Fund's performance over time. Applicants further explain that each distribution on the common shares would be at the stated rate then in effect, except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Internal Revenue Code ("Code") for the calendar year.

5.   Prior to a Fund relying on the Order, the Fund's Board, including a majority of its Independent Directors, will adopt policies and procedures under rule 38a-1 under the Act that (a) are reasonably designed to ensure that all notices sent to the Fund's shareholders pursuant to section 19(a) of the Act, rule19a-1 under the Act and condition IV below (each a "19(a) Notice") include the disclosure required by rule 19a-1 under the Act and by condition II.A. below, and that all other written communications by the Fund or its agents regarding distributions under the Fund's Plan include the disclosure required by

condition III.A. below and (b) that require each Fund to keep records that demonstrate its compliance with all of the conditions of the requested order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

Applicants' Legal Analysis:

1. Section 19(b) generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once every twelve months. Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2. Section 6(c) provides, in relevant part, that the Commission may exempt any person or transaction from any provision of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3. Applicants state that the one of the concerns leading to the enactment of section 19(b) and adoption of rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital)

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accompany any distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital. Applicants also state that the same information is, or will be, included in each Fund's annual report to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during a particular year).

4.   Applicants further state that each of the Funds will make the additional disclosures required by the conditions set forth below, and each of them will adopt compliance policies and procedures in accordance with rule 38a-1 under the Act to ensure that all 19(a) Notices and disclosures are sent to shareholders. Applicants argue that rule 19a-1, the Plans and the compliance policies would ensure that each Fund's shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Applicants also state that compliance with each Fund's compliance procedures and condition III set forth below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford shareholders no extra protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding

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reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants assert that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. According to applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if the Fund is permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain.

7.   Applicants assert that the application of rule 19b-1 to a Plan actually could have an inappropriate influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants assert that the limitation on the number of capital gain distributions

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that a fund may make with respect to any one year imposed by rule 19b-1 may prevent

the normal and efficient operation of a periodic distribution plan whenever that fund's

realized net long-term capital gains in any year exceed the total of the periodic

distributions that may include such capital gains under the rule.

8.   Applicants also assert that rule 19b-1 may force fixed regular periodic

distributions under a periodic distribution plan to be funded with returns of capital[2] (to

the extent net investment income and realized short-term capital gains are insufficient to

fund the distribution), even though realized net long-term capital gains otherwise could

be available. To distribute all of a fund's long-term capital gains within the limits in rule

19b-1, a fund may be required to make total distributions in excess of the annual amount

called for by its periodic distribution plan, or to retain and pay taxes on the anomalous

excess amount. Applicants assert that the requested order would minimize these

anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gains

as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund

that seeks to qualify as a regulated investment company under the Code and that has both

common stock and preferred stock outstanding designate the types of income, e.g.,

investment income and capital gains, in the same proportion as the total distributions

distributed to each class for the tax year. To satisfy the proportionate designation

requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital

gain with respect to a given tax year, the fund must designate the required proportionate

share of such capital gain to be included in common and preferred stock dividends.

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[2]   Returns of capital as used in the application means return of capital for financial accounting purposes
and not for tax accounting purposes.

Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Applicants assert that such distributions are fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality and frequency of payment. Applicants state that investors buy preferred shares for the purpose of receiving payments at the frequency bargained for, and do not expect the liquidation value of their shares to change.

12.   Applicants request an order under section 6(c) granting an exemption from the provisions of section 19(b) and rule 19b-1 to permit each Fund to make periodic capital gain distributions (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

Applicants' Conditions:

Applicants agree that the order of the Commission granting the requested relief will be subject to the following conditions:

I. Compliance Review and Reporting. The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order, and (ii) a material compliance matter, as defined in rule 38a-1(e)(2) under the Act, has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

II. Disclosures to Fund Shareholders:

A. Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by section19(a) and rule 19a-1:

1. will provide, in a tabular or graphical format:

(a) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(b) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(c) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(d) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

2. will include the following disclosure:

(a) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";

(b) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution

does not necessarily reflect the Fund's investment performance and should not be

confused with 'yield' or 'income'"[3]; and

(c) "The amounts and sources of distributions reported in this

19(a) Notice are only estimates and are not being provided for tax reporting purposes.

The actual amounts and sources of the amounts for tax reporting purposes will depend

upon the Fund's investment experience during the remainder of its fiscal year and may be

subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV

for the calendar year that will tell you how to report these distributions for federal income

tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any

other information in the 19(a) Notice and placed on the same page in close proximity to

the amount and the sources of the distribution.

B. On the inside front cover of each report to shareholders under rule 30e-1 under

the Act, the Fund will:

1. describe the terms of the Plan (including the fixed amount or fixed

percentage of the distributions and the frequency of the distributions);

2. include the disclosure required by condition II.A.2.(a) above;

3. state, if applicable, that the Plan provides that the Board may amend or

terminate the Plan at any time without prior notice to Fund shareholders; and

4. describe any reasonably foreseeable circumstances that might cause the

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[3] The disclosure in condition II. A.2.(b) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

C. Each report provided to shareholders under rule 30e-1 and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

III. Disclosure to Shareholders, Prospective Shareholders and Third Parties:

A. Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition II.A.2 above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

B. The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition II.A.2 above, as an exhibit to its next filed Form N-CSR; and

C. The Fund will post prominently a statement on its (or the Investment Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition II.A.2 above, and will maintain such information on such Web site for at least 24 months.

IV. Delivery of 19(a) Notices to Beneficial Owners: If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

V. <u>Additional Board Determinations for Funds Whose Shares Trade at a Premium</u>: If:

A. A Fund's common shares have traded on the exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

B. The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

1. At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:

(a) will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(b) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition V.B.1.(a) above; including, without limitation:

(1) whether the Plan is accomplishing its purpose(s);

(2) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(3) the Fund's current distribution rate, as described in condition V.B above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition V.B, or such longer period as the Board deems appropriate; and

(c) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

2. The Board will record the information considered by it, including its consideration of the factors listed in condition V.B.1.(b) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan

in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

VI. Public Offerings: A Fund will not make a public offering of the Fund's common shares other than:

A. a rights offering below NAV to holders of the Fund's common shares;

B. an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

C. an offering other than an offering described in conditions VI.A and VI.B above, provided that, with respect to such other offering:

1. the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[4] expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[5] and

2. the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock that such Fund may issue.

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[4] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[5] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

VII. <u>Amendments to Rule 19b-1</u>: The requested order will expire on the effective date of any amendments to rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary